EXHIBIT 99.2

Management’s Report

Management’s Responsibility on Financial Statements

Management is responsible for the preparation of the accompanying consolidated financial statements and for the consistency therewith of all other financial and operating data presented in this annual report. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes thereto. In Management’s opinion, the consolidated financial statements are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, have been prepared within acceptable limits of materiality, and have utilized supportable, reasonable estimates.

To ensure the integrity of our financial statements, we carefully select and train qualified personnel. We also ensure our organizational structure provides appropriate delegation of authority and division of responsibilities. Our policies and procedures are communicated throughout the organization including a written ethics and integrity policy that applies to all employees including the chief executive officer and chief financial officer.

The Board of Directors approves the consolidated financial statements. Their financial statement related responsibilities are fulfilled mainly through the Audit Committee. The Audit Committee is composed entirely of independent directors, and includes at least one director with financial expertise. The Audit Committee meets regularly with Management and the external auditors to discuss reporting and control issues and ensures each party is properly discharging its responsibilities. The Audit Committee also considers the independence of the external auditors and reviews their fees.

The consolidated financial statements have been audited by Deloitte LLP, Independent Registered Public Accounting Firm, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. The assessment was based on the framework in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013. The Company’s internal control over financial reporting as of December 31, 2013 has been audited by Deloitte LLP, the Company’s Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2013.

(signed)	(signed)

Myron M. Stadnyk	P. Van R. Dafoe
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer

Calgary, Alberta
February 5, 2014

ARC Resources Ltd.	1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ARC Resources Ltd.

We have audited the accompanying consolidated financial statements of ARC Resources Ltd. and subsidiaries (the "Company"), which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012 and the consolidated statements of income and comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2013 and December 31, 2012 and its financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 5, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(signed) “Deloitte LLP”
Chartered Accountants
February 5, 2014
Calgary, Canada

ARC Resources Ltd.	2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ARC Resources Ltd.

We have audited the internal control over financial reporting of ARC Resources Ltd. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 5, 2014 expressed an unqualified opinion on those financial statements.

(signed) “Deloitte LLP”
Chartered Accountants
February 5, 2014
Calgary, Canada

ARC Resources Ltd.	3

ARC RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

(Cdn$ millions)	December 31, 2013	December 31, 2012

ASSETS
Current assets
Cash and cash equivalents (Note 6)	—	194.6
Short-term investment	3.6	1.7
Accounts receivable	176.5	164.3
Prepaid expenses	15.6	13.1
Risk management contracts (Note 15)	4.4	30.9
Assets held for sale (Note 10)	—	0.3
	200.1	404.9
Reclamation fund	32.6	29.8
Risk management contracts (Note 15)	61.2	1.7
Intangible exploration and evaluation assets (Note 9)	265.4	238.1
Property, plant and equipment (Note 10)	4,928.5	4,704.4
Goodwill	248.2	248.2
Total assets	5,736.0	5,627.1

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	274.5	301.0
Current portion of long-term debt (Note 12)	42.1	39.7
Current portion of asset retirement obligations (Note 13)	25.1	—
Dividends payable	31.4	30.9
Risk management contracts (Note 15)	12.9	0.5
Liabilities associated with assets held for sale	—	1.3
	386.0	373.4
Risk management contracts (Note 15)	0.6	10.3
Long-term debt (Note 12)	859.2	747.7
Long-term incentive compensation liability (Note 18)	26.1	24.5
Other deferred liabilities	17.5	19.3
Asset retirement obligations (Note 13)	450.3	532.9
Deferred taxes (Note 16)	600.2	522.3
Total liabilities	2,339.9	2,230.4
Commitments and contingencies (Note 19)

SHAREHOLDERS’ EQUITY
Shareholders’ capital	3,800.8	3,670.2
Contributed surplus	3.8	1.7
Deficit	(408.5)	(275.2)
Total shareholders’ equity	3,396.1	3,396.7
Total liabilities and shareholders’ equity	5,736.0	5,627.1
See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

(signed)	(signed)
Mac H. Van Wielingen	Kathleen M. O’Neill
Chairman of the Board of Directors and Director	Chair of the Audit Committee and Director

ARC Resources Ltd.	4

ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the years ended December 31

(Cdn$ millions, except per share amounts)	2013	2012

REVENUE
Sales of crude oil, natural gas, condensate, natural gas liquids and other income	1,624.3	1,389.4
Royalties	(223.1)	(195.7)
	1,401.2	1,193.7

Gain on risk management contracts (Note 15)	46.3	80.6
	1,447.5	1,274.3

EXPENSES
Transportation	60.2	44.1
Operating	338.7	321.8
Intangible exploration and evaluation expenses (Note 9)	1.3	—
General and administrative	97.1	97.1
Interest and financing charges	42.5	45.3
Accretion of asset retirement obligations (Note 13)	12.5	12.4
Depletion, depreciation, amortization and impairment (Note 10)	551.9	571.1
Loss (gain) on foreign exchange	49.2	(7.3)
Loss (gain) on short-term investment	(1.9)	1.6
Gain on disposal of petroleum and natural gas properties	(38.9)	(0.2)
	1,112.6	1,085.9
Provision for income taxes (Note 16)
Current	16.3	29.9
Deferred	77.9	19.3
	94.2	49.2

Net income and comprehensive income	240.7	139.2

Net income per share (Note 17)
Basic	0.77	0.47
Diluted	0.77	0.47
See accompanying notes to the consolidated financial statements.

ARC Resources Ltd.	5

ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31
(Cdn$ millions)	Shareholders’ Capital	Contributed Surplus	Deficit	Total Shareholders’ Equity
December 31, 2011	3,218.3	0.5	(57.0)	3,161.8
Shares issued for cash	346.2	—	—	346.2
Shares issued pursuant to the dividend reinvestment program	116.3	—	—	116.3
Share issue costs (1)	(10.6)	—	—	(10.6)
Share option expense (Note 18)	—	1.2	—	1.2
Comprehensive income	—	—	139.2	139.2
Dividends declared	—	—	(357.4)	(357.4)
December 31, 2012	3,670.2	1.7	(275.2)	3,396.7
Shares issued for cash	0.5	—	—	0.5
Shares issued pursuant to the dividend reinvestment program	115.4	—	—	115.4
Shares issued pursuant to the stock dividend program	14.7	—	—	14.7
Share option expense (Note 18)	—	2.1	—	2.1
Comprehensive income	—	—	240.7	240.7
Dividends declared	—	—	(374.0)	(374.0)
December 31, 2013	3,800.8	3.8	(408.5)	3,396.1
(1)	Amount is net of deferred tax recovery of $3.7 million.

See accompanying notes to the consolidated financial statements.

ARC Resources Ltd.	6

ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31

(Cdn$ millions)	2013	2012
CASH FLOW FROM OPERATING ACTIVITIES
Net income and comprehensive income	240.7	139.2
Add items not involving cash:
Unrealized gain on risk management contracts	(30.6)	(14.2)
Accretion of asset retirement obligations (Note 13)	12.5	12.4
Depletion, depreciation, amortization and impairment (Note 10)	551.9	571.1
Intangible exploration and evaluation expenses (Note 9)	1.3	—
Unrealized loss (gain) on foreign exchange	48.9	(8.2)
Gain on disposal of petroleum and natural gas properties	(38.9)	(0.2)
Deferred tax expense	77.9	19.3
Other (Note 21)	(1.9)	0.4
Net change in other liabilities (Note 21)	(16.6)	(10.6)
Change in non-cash working capital (Note 21)	(43.5)	(5.7)
	801.7	703.5
CASH FLOW FROM FINANCING ACTIVITIES
Issuance (repayment) of long-term debt under revolving credit facilities, net	105.9	(324.2)
Issue of senior notes	—	397.8
Repayment of senior notes	(40.9)	(39.6)
Issue of common shares	0.5	346.2
Share issue costs	—	(14.3)
Cash dividends paid	(243.4)	(239.1)
	(177.9)	126.8
CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(36.4)	(33.7)
Disposal of petroleum and natural gas properties	89.8	1.1
Property, plant and equipment development expenditures	(859.2)	(557.3)
Intangible exploration and evaluation asset expenditures (Note 9)	(15.0)	(50.4)
Net reclamation fund contributions	(2.8)	(2.8)
Change in non-cash working capital (Note 21)	5.2	6.9
	(818.4)	(636.2)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(194.6)	194.1
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	194.6	0.5
CASH AND CASH EQUIVALENTS, END OF PERIOD	—	194.6
The following are included in cash flow from operating activities:
Income taxes paid in cash	43.6	—
Interest paid in cash	42.5	30.0
See accompanying notes to the consolidated financial statements.

ARC Resources Ltd.	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

1.	STRUCTURE OF THE BUSINESS

The principal undertakings of ARC Resources Ltd. and its subsidiaries (collectively the “Company” or “ARC”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets.

ARC was incorporated in Canada and the Company’s registered office and principal place of business is located at 1200, 308 – 4th Avenue SW, Calgary, Alberta, Canada T2P 0H7.

2.	BASIS OF PREPARATION

These consolidated financial statements (the “financial statements”) are presented under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB") and were prepared using accounting policies consistent with IFRS. All financial information is reported in millions of Canadian dollars ("Cdn$"), unless otherwise noted. References to “US$” are to United States dollars.

The financial statements have been prepared on a historical cost basis, except for ARC's cash and cash equivalents, short-term investment, reclamation fund assets, and risk management contracts which are held at fair value, as detailed in the accounting policies disclosed in Note 3.

The financial statements include the accounts of ARC and its wholly owned subsidiaries, ARC Resources General Partnership (the "partnership") and 1504793 Alberta Ltd. All inter-entity transactions have been eliminated.

The preparation of the financial statements requires Management to use judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimated. Significant estimates and judgments used in the preparation of the financial statements are detailed in Note 5.

These financial statements were authorized for issue by the Board of Directors on February 5, 2014.

3.	SUMMARY OF ACCOUNTING POLICIES

Revenue Recognition
Revenue associated with the sale of crude oil, natural gas, condensate and natural gas liquids (“NGLs”) owned by ARC is recognized when title is transferred from ARC to its customers. Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of crude oil, natural gas, condensate and NGLs (prior to deduction of transportation costs) is recognized when all of the following conditions have been satisfied:

—	ARC has transferred the significant risks and rewards of ownership of the goods to the buyer;

—	ARC retains no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

—	the amount of revenue can be measured reliably;

—	it is probable that the economic benefits associated with the transaction will flow to ARC; and

—	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Transportation
Costs paid by ARC for the transportation of crude oil, natural gas, condensate and NGLs from the wellhead to the point of title transfer are recognized when the transportation is provided.

Joint Arrangements
ARC conducts many of its oil and gas production activities through jointly controlled operations and the financial statements reflect only ARC’s proportionate interest in such activities. Joint control exists for contractual arrangements governing ARC's assets whereby ARC has less than 100 per cent working interest, all of the

ARC Resources Ltd.	8

partners have control of the arrangement collectively, and spending on the project requires unanimous consent of all parties that collectively control the arrangement and share the associated risks. ARC does not have any joint arrangements that are material to the Company or that are structured through joint venture arrangements.

Long-Term Incentive Plans
Restricted Share Unit & Performance Share Unit and Deferred Share Unit Plans
ARC has established a cash-settled Restricted Share Unit & Performance Share Unit Plan (“RSU & PSU Plan”) for employees, independent directors and long-term consultants who otherwise meet the definition of an employee of ARC, as well as a Deferred Share Unit Plan (“DSU Plan”) for non-employee directors. Compensation expense associated with the RSU & PSU Plan and the DSU Plan is granted in the form of Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”) and Deferred Share Units (“DSUs”) and is determined based on the fair value of the share units at grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period-end share price, the number of RSUs, PSUs and DSUs outstanding at each period end, and certain management estimates. Compensation expense is recognized in earnings over the relevant service period of the RSU & PSU Plan and DSU Plan with a corresponding increase or decrease in liabilities. Classification of the associated short-term and long-term liabilities is dependent on the expected payout dates.

Share Option Plan
ARC has established a share option plan for certain employees and consultants. The fair value of share options issued to employees is determined on their grant date using a valuation model and recorded as compensation expense over the period that the share options vest, with a corresponding increase to contributed surplus. The exercise price of the share options granted may be reduced by the amount of dividends declared in future periods in accordance with the terms of the plan. Forfeitures are estimated through the vesting period based on past experience and future expectations, and adjusted upon actual vesting. When share options are exercised, the proceeds, together with the amounts recorded in contributed surplus, are recorded in shareholders’ capital. No share options have been issued to consultants to date.

A portion of total compensation costs associated with both the RSU & PSU Plan and the Share Option Plan is charged to PP&E to reflect those costs that are directly attributable to spending on capital projects. A portion is also charged to operating expenses to reflect the awards that are attributable to certain individuals working in field operations, and the remainder is charged to general and administrative expense.

Cash Equivalents
Cash equivalents include market deposits and similar type instruments, with an original maturity of three months or less when purchased.

Reclamation Fund
ARC's reclamation fund holds investment grade assets and cash and cash equivalents. Investments are categorized as available-for-sale assets. Available-for-sale assets are initially measured at fair value with subsequent changes in fair value recognized in other comprehensive income ("OCI"), net of tax.

Goodwill
ARC records goodwill relating to a business combination when the total purchase price exceeds the fair value of the identifiable assets and liabilities of the acquired company. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is evaluated for impairment on an annual basis, or more frequently if potential indicators of impairment exist.

Intangible Exploration and Evaluation (“E&E”) Assets
Intangible E&E costs are capitalized until the technical feasibility and commercial viability, or otherwise, of the relevant projects have been determined. Technical feasibility and commercial viability of E&E assets is dependent upon the existence of economically recoverable reserves and obtaining the appropriate internal and external approvals. E&E costs may include costs of license acquisition, technical services and studies, and exploration drilling and testing. Tangible assets acquired which are consumed in developing an intangible exploration asset are recorded as part of the cost of the intangible exploration asset. Costs incurred prior to obtaining the legal right to explore are expensed as incurred and assets classified as E&E are not amortized.

If a project classified as E&E is determined to be technically feasible and commercially viable, the relevant cost is transferred from E&E to development and production assets which are classified as property, plant and equipment on the consolidated balance sheets (the "balance sheets"). Assets are reviewed for impairment prior to any such transfer. If an E&E project is determined to be unsuccessful, all associated costs are charged to the consolidated statements of income (the "statements of income") at that time.

ARC Resources Ltd.	9

Property, Plant and Equipment (“PP&E”)
Items of PP&E, which include oil and gas development and production assets and administrative assets, are measured at cost less accumulated depletion, depreciation and amortization and accumulated impairment losses.

Gains and losses on disposal of an item of PP&E are determined by comparing the proceeds from disposal with the carrying amount of PP&E and are recognized separately in the statements of income.

Exchanges of properties are measured at fair value, unless the transaction lacks commercial substance or fair value cannot be reasonably measured. Where the exchange is measured at fair value, a gain or loss is recognized in the statements of income.

Overhead costs which are directly attributable to bringing an asset to the location and condition necessary for it to be capable of use in the manner intended by Management are capitalized. These costs include compensation costs paid to internal personnel dedicated to capital projects.

Depletion, Depreciation and Amortization
Development and production assets are componentized into groups of assets with similar useful lives for the purposes of performing depletion calculations. Depletion expense is calculated on the unit-of-production basis based on:

(a)	total estimated proved and probable reserves calculated in accordance with Ontario Securities Commission’s National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities;

(b)	total capitalized costs plus estimated future development costs of proved and probable reserves, including future estimated asset retirement costs; and

(c)
relative volumes of petroleum and natural gas reserves and production, before royalties, converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

Depreciation of corporate assets is calculated on a straight-line basis over the estimated useful lives of the related assets, which range from three to fourteen years.

Impairment
Development and Production Assets
ARC’s development and production assets are grouped into cash generating units (“CGUs”) for the purpose of assessing impairment. A CGU is a grouping of assets that generate cash inflows independently of other assets held by the Company. Geological formation, product type, geography and internal management are key factors considered when grouping ARC’s petroleum and natural gas assets into CGUs.

CGUs are reviewed at each reporting date for indicators of potential impairment. If such indicators exist, an impairment test is performed by comparing the CGU’s carrying value to its recoverable amount, defined as the greater of a CGU’s fair value less cost to sell and its current value in use. Any excess of carrying value over recoverable amount is recognized in the statements of income as an impairment charge.

If there is an indicator that a previously recognized impairment charge may no longer be valid, the recoverable amount of the relevant CGU is calculated and compared against the carrying amount. An impairment charge is reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion, if no impairment loss had been recognized.

E&E Assets, Administrative Assets and Goodwill
E&E assets, administrative assets and goodwill are assessed for impairment at the operating segment level. Goodwill has not been attributed to individual CGUs as ARC believes the goodwill it has acquired enhances the value of all of its pre-existing CGUs through enhanced operating efficiencies. Impairment tests are carried out when E&E assets are transferred to be included as development and production assets following the declaration of commercial reserves, and any time that circumstances arise which could indicate a potential impairment. Irrespective of whether there is any indication of impairment, goodwill balances are tested for impairment annually. An impairment loss is recognized in depletion, depreciation, amortization and impairment if the total carrying values of E&E, administrative assets and goodwill exceed the aggregate impairment cushions calculated for each of ARC’s CGUs and is applied first to reduce the carrying amount of goodwill and then to E&E and administrative assets on a pro-rata basis. Any impairment loss of goodwill is not reversed.

If E&E assets, administrative assets and goodwill are subject to impairment testing in the same period in which there is an indication of impairment in one of ARC’s CGUs, that CGU is first tested for impairment and any resulting impairment loss is recorded prior to conducting impairment tests on assets at the operating segment level.

ARC Resources Ltd.	10

Financial Assets
The Company assesses whether there is objective evidence that indicates a financial asset or group of financial assets is impaired at each reporting date. Objective evidence exists if one or more loss events occur after initial recognition of the financial asset which have an impact on the estimated future cash flows of the financial asset and that impact can be reliably measured. Objective evidence of impairment may include indications that a debtor is experiencing significant financial difficulty, that a debtor has breached certain contracts, the probability that a debtor will enter bankruptcy or other financial reorganization, and changes in economic conditions that correlate with defaults.

If a receivable or group of receivables carried at amortized cost is impaired, the amount of the loss is measured as the difference between the amortized cost of the receivable and its recoverable amount. The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in general and administrative expenses. If the amount of the impairment loss decreases in a subsequent period because of a specific event, the impairment loss is reversed through the allowance account. Receivables and the associated allowance balance are written off when there is no longer a probability of future recovery.

When a decline in the fair value of an available-for-sale financial asset has been recognized in OCI and there is objective evidence that the asset is impaired, the cumulative loss is measured as the difference between the acquisition cost of the financial asset and its fair value and is reclassified from equity to general and administrative expenses.

Assets Held for Sale
Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable and the asset is available for immediate sale in its present condition. For the sale to be highly probable, Management must be committed to a plan to sell the asset and an active program to locate a buyer and complete the plan must have been initiated. The asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value and the sale should be expected to be completed within one year from the date of classification.

Non-current assets classified as held for sale are measured at the lower of the carrying amount and fair value less costs to sell, with impairments recognized in the statements of income in the period measured. Non-current assets held for sale are presented in current assets and liabilities within the balance sheet. Assets held for sale are not depleted, depreciated or amortized.

Asset Retirement Obligations ("ARO")
ARC recognizes an ARO liability in the period in which it has a present legal or constructive liability and a reasonable estimate of the amount can be made. On a periodic basis, Management reviews these estimates and changes, if any, are applied prospectively. The change in fair value of the estimated ARO is recorded as a liability, with a corresponding increase to the carrying amount of the related asset. The capitalized amount is depreciated on a unit-of-production basis over the life of the associated proved and probable reserves. The long-term liability is increased each reporting period with the passage of time and the associated accretion charge is recognized in earnings. Periodic revisions to the liability-specific discount rate, estimated timing of cash flows or to the original estimated undiscounted cost can also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the obligation are recorded against the ARO to the extent of the liability recorded.

Income Taxes
Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been substantively enacted by the reporting date.

Deferred income tax expense is recognized in the statements of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Deferred tax assets and tax liabilities are offset to the extent there is a legally enforceable right to set off the recognized amounts and the intent is to either settle on a net basis or to realize the asset and settle the liability simultaneously. Claims made for scientific research and experimental development tax credits are offset against income tax expense.

Financial Instruments
Financial assets, financial liabilities and derivatives are measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instrument’s classification, as described below. ARC does not employ hedge accounting for its risk management contracts currently in place.

ARC Resources Ltd.	11

—	Fair value through profit and loss
Financial assets and liabilities classified as held-for-trading or designated as fair value through profit and loss are initially recognized and subsequently measured at fair value with changes in those fair values charged immediately to earnings. ARC classifies its cash and cash equivalents, short-term investment, and risk management contracts as held-for-trading.

—	Held-to-maturity investments, loans and receivables and other financial liabilities
Held-to-maturity investments, loans and receivables, and other financial liabilities are initially recognized at fair value, net of directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest method. ARC classifies accounts receivable as loans and receivables, and classifies accounts payable and accrued liabilities, dividends payable, long-term debt, and long-term incentive compensation liability as other financial liabilities.

—	Available-for-sale financial assets
Non-derivative financial assets may be designated as available for sale so long as they are not classified in another category above. Available-for-sale financial assets are initially recognized at fair value, net of directly attributable transaction costs, and are subsequently measured at fair value with changes in fair value recognized in OCI, net of tax. Transaction costs related to the purchase of available-for-sale assets are recognized in the statements of income. Amounts recognized in OCI for available-for-sale financial assets are charged to earnings when the asset is derecognized or when there is a significant or prolonged decrease in the value of the asset. ARC classifies its reclamation fund assets as available-for-sale assets.

Fair Value Measurement
ARC measures cash and cash equivalents, short-term investment, risk management contracts, and reclamation fund assets at fair value at each reporting date. Fair value less cost to sell is also calculated at each reporting date to determine the recoverable amount of non-financial assets that are tested for impairment. In addition, the fair value of long-term debt is disclosed in Note 12.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in its principal or most advantageous market at the reporting date. To estimate the fair value of its financial instruments, ARC uses quoted market prices when available, or third-party models and valuation methodologies that use observable market data. Fair value is measured using the assumptions that market participants would use, including transaction-specific details and non-performance risk.

All financial assets and liabilities for which fair value is measured or disclosed in the financial statements are further categorized using a three-level hierarchy that reflects the significance of the lowest level of inputs used in determining fair value:

—
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

—
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

—	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

At each reporting date, ARC determines whether transfers have occurred between levels in the hierarchy by reassessing the level of classification for each financial asset and financial liability measured or disclosed at fair value in the financial statements. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

ARC's risk management contracts are subject to master netting agreements that create a legally enforceable right to offset by counterparty the related financial assets and financial liabilities on the Company's balance sheets in all circumstances. ARC manages these contracts on the basis of its net exposure to market risks and therefore measures their fair value consistently with how market participants would price the net risk exposure at the reporting date under current market conditions.

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Foreign Currency Translation
Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the period average rates of exchange. Translation gains and losses are included in earnings in the period in which they arise.

ARC’s functional and presentation currency is Canadian dollars.

4.	NEW ACCOUNTING POLICIES

Future Accounting Policy Changes
In May 2013, the IASB issued amendments to IAS 36 "Impairment of Assets" which reduce the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The amendments are required to be adopted retrospectively for fiscal years beginning January 1, 2014, with earlier adoption permitted. These amendments will be applied by ARC on January 1, 2014 and the adoption will only impact ARC's disclosures in the notes to the financial statements in periods when an impairment loss or impairment reversal is recognized.

In May 2013, the IASB issued IFRIC 21 "Levies," which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is required to be adopted retrospectively for fiscal years beginning January 1, 2014, with earlier adoption permitted. IFRIC 21 will be applied by ARC on January 1, 2014 and the adoption may have an impact on ARC’s accounting for production and similar taxes, which do not meet the definition of an income tax in IAS 12 "Income Taxes." ARC is currently assessing and quantifying the effect on its financial statements.

The IASB has undertaken a three-phase project to replace IAS 39 "Financial Instruments: Recognition and Measurement" with IFRS 9 "Financial Instruments." In November 2009, the IASB issued the first phase of IFRS 9, which details the classification and measurement requirements for financial assets. Requirements for financial liabilities were added to the standard in October 2010. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

In November 2013, the IASB issued the third phase of IFRS 9 which details the new general hedge accounting model. Hedge accounting remains optional and the new model is intended to allow reporters to better reflect risk management activities in the financial statements and provide more opportunities to apply hedge accounting. ARC does not employ hedge accounting for its risk management contracts currently in place. In July 2013, the IASB deferred the mandatory effective date of IFRS 9 and has left this date open pending the finalization of the impairment and classification and measurement requirements. IFRS 9 is still available for early adoption. The full impact of the standard on ARC's financial statements will not be known until the project is complete.

Changes in Accounting Policies
As of January 1, 2013, the Company adopted several new IFRS standards and amendments in accordance with the transitional provisions of each standard. A brief description of each new standard and its impact on the Company's financial statements follows below:

—
IFRS 10 "Consolidated Financial Statements" supersedes IAS 27 "Consolidation and Separate Financial Statements" and SIC-12 "Consolidation – Special Purpose Entities." This standard provides a single model to be applied in control analysis for all investees, including special purpose entities. The retrospective adoption of this standard does not have any impact on ARC's financial statements.

—
IFRS 11 "Joint Arrangements" divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting. The retrospective adoption of this standard does not have any impact on ARC's financial statements.

—
IFRS 12 "Disclosure of Interests in Other Entities" combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. The retrospective adoption of the annual disclosure requirements of this standard does not have a material impact on ARC's annual financial statements.

—
IFRS 13 "Fair Value Measurement" defines fair value, establishes a framework for measuring fair value, and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption of this standard requires the

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revaluation of certain derivative financial liabilities on ARC’s consolidated balance sheets to reflect an appropriate amount of risk of non-performance by ARC. The standard also requires additional annual fair value disclosures, as well as additional interim disclosures, as per IAS 34. The prospective adoption of this standard does not have a material impact on ARC's financial statements.

—
IAS 19 "Employee Benefits" has been amended to revise the recognition, presentation and disclosure requirements for defined benefit plans. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

—	IAS 27 "Separate Financial Statements" has been amended as a result of changes to IFRS 10. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

—
IAS 28 "Investments in Associates and Joint Ventures" has been amended as a result of changes to IFRS 10 and IFRS 11. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

—
The amendments to IAS 32 "Financial Instruments: Presentation" clarify the current requirements for offsetting financial instruments. The amendments to IFRS 7 "Financial Instruments: Disclosures" develop common disclosure requirements for financial assets and financial liabilities that are offset in the financial statements, or that are subject to enforceable master netting arrangements or similar agreements. The Company retrospectively adopted the amendments to both standards on January 1, 2013. The application of these amendments does not have any impact on ARC's financial statements, other than increasing the level of disclosures provided in the notes to the financial statements.

5.	MANAGEMENT JUDGMENTS AND ESTIMATION UNCERTAINTY

The timely preparation of financial statements in accordance with IFRS requires Management to use judgments, estimates and assumptions. These estimates and judgments are subject to change and actual results could differ from those estimated. The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the reported amounts of assets, liabilities, revenues, expenses, and the disclosure of contingencies are discussed below.

Joint Control
Judgment is required to determine when ARC has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.

Recoverability of Asset Carrying Values
The recoverability of development and production asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management judgments. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of oil and gas properties, each CGU’s carrying value is compared to its recoverable amount, defined as the greater of its fair value less cost to sell and value in use.

At December 31, 2013, ARC evaluated its CGUs for indicators of any potential impairment or related recovery. In making this evaluation, ARC used the following information:

i)	the net present value of the after-tax cash flows from oil and gas reserves of each CGU based on reserves estimated by ARC’s independent reserve evaluator; and

ii)
the fair value of undeveloped land based on estimates provided by ARC’s independent land evaluator with consideration given to acquisition metrics of recent transactions completed on similar assets to those contained within the relevant CGU.

Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

a)
Reserves – Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

b)
Oil and natural gas prices – Forward price estimates of the oil and natural gas prices are used in the cash flow model. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

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c)
Discount rate – The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital. Changes in the general economic environment could result in significant changes to this estimate.

For the year ended December 31, 2013, no impairment or reversal of impairment was recorded. As a result of a reduced forward commodity price outlook for natural gas and crude oil in 2012, impairment tests were carried out at December 31, 2012 based on a fair value less costs to sell methodology. ARC employed an expected future cash flow approach using the input estimates described above, which incorporated a discount rate of 10 per cent. For the year ended December 31, 2012, ARC recorded an impairment of $53 million for the Southern Alberta Southwest Saskatchewan CGU.

The carrying value of goodwill at December 31, 2013 is $248.2 million. This value is supported by the combined excess recoverable amount over the current carrying value of ARC’s operating segment.

Depletion of Oil and Gas Assets
Depletion of oil and gas assets is determined based on total proved and probable reserve values as well as future development costs as estimated by ARC’s external reserve evaluator. See (a) above for discussion of estimates and judgments involved in reserve estimation.

Oil and Gas Activities
The Company applies judgment when classifying the nature of oil and gas activities as E&E or PP&E, and when determining if capitalization of the initial costs of these activities is appropriate. The Company uses historical drilling results, project economics, resource quantities, production technology expectations, production costs and future development costs to make judgments about future events and circumstances. See (a) above for discussion of estimates and judgments involved in reserve estimation.

Asset Retirement Obligations
The provision for site restoration and abandonment is based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, market conditions, discovery and analysis of site conditions and changes in technology.

Fair Value Measurement
The estimated fair value of financial instruments is reliant upon a number of estimated variables including forward commodity prices, foreign exchange rates and interest rates, volatility curves and risk of non-performance. A change in any one of these factors could result in a change to the overall estimated valuation of the instrument.

Employee Compensation Costs
Compensation expense accrued for ARC’s PSU Plan is dependent on an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier that is estimated by Management. Large fluctuations in compensation expense may occur due to changes in the underlying share price or revised management estimates of relevant performance factors.

Compensation expense recorded for ARC’s Share Option Plan is based on a binomial-lattice option pricing model. The inputs to this model rely on management judgment.

Income Taxes
Tax regulations and legislation are subject to change and differing interpretations requiring management judgment. Deferred tax liabilities are recognized when it is considered probable that temporary differences will be payable to tax authorities in future periods. Income tax filings are subject to audits and re-assessments and changes in facts, circumstances and interpretations of the standards may result in a material increase or decrease in the Company’s provision for income taxes.

6.	CASH AND CASH EQUIVALENTS

ARC's cash balance was nil at December 31, 2013. The cash balance of $194.6 million at December 31, 2012 was held in investment grade assets.

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7.	FINANCIAL ASSETS AND CREDIT RISK

Credit risk is the risk of financial loss to ARC if a partner or counterparty to a product sales contract or financial instrument fails to meet its contractual obligations. ARC is exposed to credit risk with respect to its cash equivalents, short-term investment, accounts receivable, reclamation fund assets, and risk management contracts. Most of ARC’s accounts receivable relate to oil and natural gas sales and are subject to typical industry credit risks. Refer to Note 14 which discusses ARC's capital management objectives and policies. ARC manages its credit risk as follows:

—
by entering into sales contracts with only established, creditworthy counterparties as verified by a third party rating agency, through internal evaluation or by requiring security such as letters of credit or parental guarantees;

—	by limiting exposure to any one counterparty in accordance with ARC’s credit policy; and

—	by restricting cash equivalent investments, reclamation fund investments, and risk management transactions to counterparties that are not less than investment grade.

The majority of the credit exposure on accounts receivable at December 31, 2013 pertains to accrued revenue for December 2013 production volumes. ARC transacts with a number of oil and natural gas marketing companies and commodity end users (“commodity purchasers”). Commodity purchasers and marketing companies typically remit amounts to ARC by the 25th day of the month following production. Joint interest receivables are typically collected within one to three months following production. At December 31, 2013, no one counterparty accounted for more than 10 per cent of total revenue.

ARC’s allowance for doubtful accounts was nil as at December 31, 2013 and December 31, 2012. ARC did not record any additional provisions for non-collectable accounts receivable during the years ended December 31, 2013 and 2012.

When determining whether amounts that are past due are collectable, Management assesses the credit worthiness and past payment history of the counterparty, as well as the nature of the past due amount. ARC considers all amounts greater than 90 days to be past due. At December 31, 2013, $5 million of accounts receivable are past due, all of which are considered to be collectable ($4.4 million at December 31, 2012).

ARC's accounts receivable was aged as follows at December 31, 2013:

Accounts Receivable Aging	December 31, 2013
Current (less than 30 days)	164.3
31 - 60 days	5.8
61 - 90 days	1.4
Past due (more than 90 days)	5.0
Balance, December 31, 2013	176.5

Maximum credit risk is calculated as the total recorded value of cash and cash equivalents, short-term investment, accounts receivable, reclamation fund assets, and risk management contracts at the balance sheet date.

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8.	RECLAMATION FUND

In 2005, ARC established a restricted reclamation fund to finance obligations specifically associated with its Redwater property. Minimum contributions to this fund will be approximately $68 million in total over the next 42 years. Under the terms of ARC’s investment policy, cash in the reclamation fund can only be invested in Canadian or US Government securities, investment grade corporate bonds, or investment grade short-term money market securities.

	Year Ended December 31, 2013	Year Ended December 31, 2012
Balance, beginning of period	29.8	26.9
Contributions	3.9	4.4
Reimbursed expenditures (1)	(1.5)	(1.8)
Interest earned on funds	0.4	0.3
Net unrealized gains on available-for-sale assets	—	—
Balance, end of period	32.6	29.8
(1)      Amount differs from actual expenditures incurred by ARC due to timing differences and discretionary reimbursements.

Required contributions to this fund will vary over time and have been disclosed as commitments in Note 19. Interest earned on the respective investments is retained within the fund.

9.	INTANGIBLE EXPLORATION AND EVALUATION ASSETS

Carrying amount
Balance, January 1, 2012	187.7
Additions	50.4
Balance, December 31, 2012	238.1
Additions	15.0
Acquisitions	13.6
Intangible exploration and evaluation expenses	(1.3)
Balance, December 31, 2013	265.4

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10.	PROPERTY, PLANT AND EQUIPMENT

Cost	Development and Production Assets	Administrative Assets	Total
Balance, January 1, 2012	5,504.6	45.0	5,549.6
Additions	624.4	5.3	629.7
Assets reclassified as held for sale	(5.0)	—	(5.0)
Assets reclassified from held for sale	5.3	—	5.3
Balance, December 31, 2012	6,129.3	50.3	6,179.6
Additions	862.8	4.6	867.4
Acquisitions	22.8	—	22.8
Change in asset retirement cost	(40.6)	—	(40.6)
Assets reclassified as held for sale	(115.8)	—	(115.8)
Balance, December 31, 2013	6,858.5	54.9	6,913.4

Accumulated depletion, depreciation, amortization and impairment
Balance, January 1, 2012	(895.2)	(8.8)	(904.0)
Depletion, depreciation and amortization	(511.6)	(6.5)	(518.1)
Impairment	(53.0)	—	(53.0)
Accumulated depletion reclassified as held for sale	0.6	—	0.6
Accumulated depletion reclassified from held for sale	(0.7)	—	(0.7)
Balance, December 31, 2012	(1,459.9)	(15.3)	(1,475.2)
Depletion, depreciation and amortization	(545.4)	(6.5)	(551.9)
Accumulated depletion reclassified as held for sale	42.2	—	42.2
Balance, December 31, 2013	(1,963.1)	(21.8)	(1,984.9)

Carrying amounts
Balance, December 31, 2012	4,669.4	35.0	4,704.4
Balance, December 31, 2013	4,895.4	33.1	4,928.5
For the year ended December 31, 2013, $38 million of direct and incremental general and administrative expenses were capitalized to PP&E ($27.9 million for the year ended December 31, 2012).

Assets held for sale
Balance, January 1, 2012	4.6
Additions	4.4
Disposals	(4.1)
Reclassified to development and production assets	(4.6)
Balance, December 31, 2012	0.3
Additions	73.6
Disposals	(73.9)
Balance, December 31, 2013	—

11.	FINANCIAL LIABILITIES AND LIQUIDITY RISK

Liquidity risk is the risk that ARC will not be able to meet its financial obligations as they become due. ARC actively manages its liquidity at a reasonable cost through strategies such as continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit and working capital facilities under existing banking arrangements, and opportunities to issue additional equity. Management believes that future cash flows generated from these sources will be adequate to settle ARC’s financial liabilities. Refer to Note 12 for further details on available amounts under existing banking arrangements and Note 14 for further details on ARC's capital management objectives and policies.

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The following table details the contractual maturities of ARC’s financial liabilities as at December 31, 2013:

	Carrying Amount	1 Year	2-3 Years	4-5 Years	Beyond 5 Years
Accounts payable and accrued liabilities	274.5	274.5	—	—	—
Dividends payable	31.4	31.4	—	—	—
Risk management contracts (1)	13.5	12.9	0.5	0.1	—
Long-term debt	901.3	42.1	91.7	209.5	558.0
Long-term incentive compensation liability	26.1	—	26.1	—	—
Total financial liabilities	1,246.8	360.9	118.3	209.6	558.0
(1)	Risk management contracts are derivatives. All other financial liabilities contained in this table are non-derivative liabilities.

12.	LONG-TERM DEBT

	December 31, 2013	December 31, 2012
Syndicated credit facilities:
Cdn$ denominated	99.8	—
Working capital facility	6.1	—
Senior notes
Master Shelf Agreement
5.42% US$ note	39.9	46.6
4.98% US$ note	53.2	49.7
2004 Note Issuance
4.62% US$ note	6.8	12.8
5.10% US$ note	15.3	19.1
2009 note issuance
7.19% US$ note	43.1	53.7
8.21% US$ note	37.2	34.8
6.50% Cdn$ note	17.4	23.2
2010 note issuance
5.36% US$ note	159.5	149.2
2012 note issuance
3.31% US$ note	63.8	59.7
3.81% US$ note	319.2	298.6
4.49% Cdn$ note	40.0	40.0
Total long-term debt outstanding	901.3	787.4
Long-term debt due within one year	42.1	39.7
Long-term debt due beyond one year	859.2	747.7

Credit Facilities
ARC has a $1 billion, annually extendable, financial covenant-based syndicated credit facility (“the facility”). The current maturity date of the facility is October 10, 2017. ARC also has in place a $40 million demand working capital facility and letter of credit facilities from two lenders totaling $40 million. Both the working capital facility and the letter of credit facilities are subject to the same covenants as the syndicated credit facility.

Borrowings under the facility bear interest at Canadian bank prime (three per cent at both December 31, 2013 and 2012) or US base rate, or, at ARC’s option, Canadian dollar bankers’ acceptances or US dollar LIBOR loan rates, plus applicable margin and stamping fees. The total stamping fees range between 50 basis points and 215 basis points on Canadian bank prime and US base rate borrowings and between 150 basis points and 315 basis

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points on Canadian dollar bankers’ acceptance and US dollar LIBOR borrowings. The undrawn portion of the facility is subject to a standby fee in the range of 30 to 63 basis points.

The weighted average interest rate under the credit facility was two per cent for the years ended December 31, 2013 and 2012.

Senior Notes Issued Under a Master Shelf Agreement
These senior notes were issued in two separate tranches pursuant to an Uncommitted Master Shelf Agreement. The terms and rates of these senior notes are summarized below:

Issue Date	Remaining Principal	Coupon Rate	Maturity Date	Principal Payment Terms
December 15, 2005	US$37.5 million	5.42%	December 15, 2017	Eight equal installments beginning December 15, 2010

March 5, 2010	US$50 million	4.98%	March 5, 2019	Five equal installments beginning March 5, 2015

Senior Notes Not Subject to the Master Shelf Agreement
The senior notes not subject to the Master Shelf Agreement were issued via private placements. The terms and rates of these senior notes are summarized below.

Issue Date	Remaining Principal	Coupon Rate	Maturity Date	Principal Payment Terms
April 27, 2004	US$6.4 million	4.62%	April 27, 2014	Six equal installments beginning April 27, 2009
April 27, 2004	US$14.4 million	5.10%	April 27, 2016	Five equal installments beginning April 27, 2012
April 14, 2009	US$40.5 million	7.19%	April 14, 2016	Five equal installments beginning April 14, 2012
April 14, 2009	US$35 million	8.21%	April 14, 2021	Five equal installments beginning April 14, 2017
April 14, 2009	Cdn$17.4 million	6.50%	April 14, 2016	Five equal installments beginning April 14, 2012
May 27, 2010	US$150 million	5.36%	May 27, 2022	Five equal installments beginning May 27, 2018
August 23, 2012	US$60 million	3.31%	August 23, 2021	Five equal installments beginning August 23, 2017
August 23, 2012	US$300 million	3.81%	August 23, 2024	Five equal installments beginning August 23, 2020
August 23, 2012	Cdn$40 million	4.49%	August 23, 2024	Five equal installments beginning August 23, 2020

Credit Capacity
The following table summarizes ARC’s available credit capacity and the current amounts drawn as at December 31, 2013:

	Credit Capacity	Drawn	Remaining
Syndicated credit facility	1,000.0	99.8	900.2
Working capital facility	40.0	6.1	33.9
Senior Notes subject to a Master Shelf Agreement (1)	239.3	93.1	146.2
Senior Notes not subject to a Master Shelf Agreement	702.3	702.3	—
Total	1,981.6	901.3	1,080.3
(1)	Total credit capacity is US$225 million.

Debt Covenants
The following are the significant financial covenants governing the revolving credit facilities:

•	long-term debt and letters of credit not to exceed three times trailing twelve month net income before non-cash items, income taxes and interest expense;

•	long-term debt, letters of credit, and subordinated debt not to exceed four times trailing twelve month net income before non-cash items, income taxes and interest expense; and

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•	long-term debt and letters of credit not to exceed 50 per cent of the book value of shareholders’ equity and long-term debt, letters of credit, and subordinated debt.

In the event that ARC enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of ARC’s assets, the ratio in the first covenant is increased to 3.5 times, while the third covenant is increased to 55 per cent for the subsequent six month period. As at December 31, 2013, ARC had $14.9 million in letters of credit ($9.1 million at December 31, 2012), no subordinated debt, and was in compliance with all covenants.

The fair value of all senior notes as at December 31, 2013 is $785.9 million ($827.9 million as at December 31, 2012), compared to a carrying value of $795.4 million ($787.4 million as at December 31, 2012).

13.	ASSET RETIREMENT OBLIGATIONS

The total future ARO liability was estimated by Management based on ARC’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods. ARC has estimated the net present value of its total ARO to be $475.4 million as at December 31, 2013 ($532.9 million at December 31, 2012) based on a total future undiscounted liability of $1.66 billion ($1.39 billion at December 31, 2012). At December 31, 2013, Management estimates that these payments are expected to be made over the next 60 years with the majority of payments being made in years 2062 to 2073. The Bank of Canada’s long-term risk-free bond rate of 3.24 per cent (2.36 per cent in 2012) and an inflation rate of two per cent (two per cent in 2012) were used to calculate the present value of the ARO liability.

The following table reconciles ARC’s provision for ARO:

	Year Ended December 31, 2013	Year Ended December 31, 2012
Balance, beginning of period	532.9	496.4
Increase in liabilities relating to development activities	12.8	5.9
Increase (decrease) in liabilities relating to change in estimate and discount rate	(53.4)	29.7
Settlement of reclamation liabilities	(18.5)	(11.9)
Accretion	12.5	12.4
Disposals	(10.9)	0.4
Balance, end of period	475.4	532.9
Expected to be incurred within one year	25.1	—
Expected to be incurred beyond one year	450.3	532.9

14.	CAPITAL MANAGEMENT

ARC’s objective when managing its capital is to maintain a conservative structure that will allow it to:

—	fund its development and exploration program;

—	provide financial flexibility to execute on strategic opportunities; and

—
maintain a dividend policy that, in normal times, in the opinion of Management and the Board of Directors, is sustainable for a minimum period of six months in order to normalize the effect of commodity price volatility to shareholders.

ARC manages the following capital:

—	common shares and

—
net debt, which includes long-term debt and working capital deficit (surplus), if any. Working capital deficit (surplus) is calculated as current liabilities less current assets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and ARO contained within liabilities associated with assets held for sale, as well as the current portion of long-term debt and current portion of ARO.

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When evaluating ARC’s capital structure, Management’s objective is to target net debt between one to 1.5 times annualized funds from operations and less than 20 per cent of total capitalization. As at December 31, 2013 ARC’s net debt to funds from operations ratio is 1.2 and its net debt to total capitalization ratio is 9.8 per cent.

	Year Ended December 31, 2013	Year Ended December 31, 2012
Cash from operating activities	801.7	703.5
Net change in other liabilities (Note 21)	16.6	10.6
Change in non-cash working capital (Note 21)	43.5	5.7
Funds from operations	861.8	719.8

	December 31, 2013	December 31, 2012
Long-term debt (1)	901.3	787.4
Accounts payable and accrued liabilities	274.5	301.0
Dividends payable	31.4	30.9
Cash and cash equivalents, accounts receivable, prepaid expenses and short-term investment	(195.7)	(373.7)
Net debt obligations	1,011.5	745.6

Shares outstanding (millions)	314.1	308.9
Share price ($) (2)	29.57	24.44
Market capitalization	9,287.9	7,549.5
Net debt obligations	1,011.5	745.6
Total capitalization	10,299.4	8,295.1

Net debt as a percentage of total capitalization (%)	9.8	9.0
Net debt to funds from operations (ratio)	1.2	1.0
(1)	Includes current portion of long-term debt at December 31, 2013 and December 31, 2012 of $42.1 million and $39.7 million, respectively.
(2)	TSX closing price as at December 31, 2013 and December 31, 2012, respectively.

ARC manages its capital structure and makes adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets. ARC is able to change its capital structure by issuing new shares, new debt or changing its dividend policy.

15.	FINANCIAL INSTRUMENTS AND MARKET RISK MANAGEMENT

Fair Value Hierarchy
All of ARC’s financial instruments carried at fair value are transacted in active markets. ARC’s cash and cash equivalents, short-term investment, and reclamation fund assets are classified as Level 1 measurements in the three-level fair value measurement hierarchy and its bank debt and risk management contracts are classified as Level 2 measurements. ARC does not have any fair value measurements classified as Level 3 and there were no transfers between levels in the hierarchy in the year ended December 31, 2013.

Short-term Investment
ARC holds an investment in a publicly traded petroleum and natural gas producing company that had an initial cost of $2.9 million. The short-term investment is measured at fair value through profit and loss and any periodic change in fair value is recorded as an unrealized gain or loss in the statements of income. At December 31, 2013, the fair value of ARC’s investment was $3.6 million ($1.7 million at December 31, 2012) and an unrealized gain of $1.9 million was recorded for the year ended December 31, 2013 (loss of $1.6 million for the year ended December 31, 2012).

Financial Assets and Financial Liabilities Subject to Offsetting
ARC's risk management contracts are subject to master netting agreements that create a legally enforceable right to offset by counterparty the related financial assets and financial liabilities on the Company's balance sheets in all circumstances.

ARC Resources Ltd.	22

The following is a summary of ARC's financial assets and financial liabilities that are subject to offsetting as at December 31, 2013 and December 31, 2012:

	Gross Amounts of Recognized Financial Assets (Liabilities)	Gross Amounts of Recognized Financial Assets (Liabilities) Offset in Balance Sheet	Net Amounts of Financial Assets (Liabilities) Recognized in Balance Sheet Prior to Credit Risk Adjustment	Credit Risk Adjustment	Net Amounts of Financial Assets (Liabilities) Recognized in Balance Sheet
As at December 31, 2013
Risk management contracts
Current asset	13.7	(9.2)	4.5	(0.1)	4.4
Long-term asset	63.3	(1.6)	61.7	(0.5)	61.2
Current liability	(22.6)	9.2	(13.4)	0.5	(12.9)
Long-term liability	(2.3)	1.6	(0.7)	0.1	(0.6)
Net position	52.1	—	52.1	—	52.1

As at December 31, 2012
Risk management contracts
Current asset	35.6	(4.2)	31.4	(0.5)	30.9
Long-term asset	3.6	(1.9)	1.7	—	1.7
Current liability	(4.7)	4.2	(0.5)	—	(0.5)
Long-term liability	(12.2)	1.9	(10.3)	—	(10.3)
Net position	22.3	—	22.3	(0.5)	21.8

Market Risk Management
ARC is exposed to a number of market risks that are part of its normal course of business. Market risks that could adversely affect the value of the Company’s financial assets, liabilities and expected future cash flows include commodity price risk, interest rate risk, and foreign exchange risk. ARC has a risk management program in place that includes financial instruments as disclosed in the risk management contracts section of this note.

ARC’s senior Management oversees the Company's risk management program. The Company's senior Management is supported by ARC's Risk Committee that advises on financial risks and the appropriate risk management strategy based on guidelines approved by the Board of Directors. The objective of the risk management program is to support ARC’s business plan by mitigating adverse changes in commodity prices, interest rates and foreign exchange rates in order to reduce the volatility of revenues, increase the certainty of funds from operations, and to protect acquisition and development economics. All risk management activities are performed by specialist teams that have the appropriate skills, experience and supervision.

In the sections below, ARC has prepared sensitivity analyses in an attempt to demonstrate the hypothetical effect of changes in these market risk factors on ARC’s net income. For the purposes of the sensitivity analyses, the effect of a variation in a particular variable is calculated independently of any change in another variable. In reality, changes in one factor may contribute to changes in another, which may magnify or counteract the sensitivities. The assumptions made to derive the changes in the relevant risk variables in each sensitivity analysis are based on Management’s assessment of reasonably possible changes that could occur at December 31, 2013. The results of the sensitivity analyses should not be considered to be predictive of future performance.

Commodity Price Risk
ARC’s operational results and financial condition are largely dependent on the commodity prices received for its oil and natural gas production. Commodity prices have fluctuated widely during recent years due to global and regional factors including supply and demand fundamentals, inventory levels, weather, economic, and geopolitical factors. Movement in commodity prices could have a significant positive or negative impact on ARC’s net income.

The guidelines for ARC's risk management program currently restrict the amount of risk management contract volumes to a maximum of 55 per cent of total expected production over the next two years with a maximum of 25 per cent of expected natural gas production in risk management contracts beyond two years and up to five years. ARC’s risk management program guidelines allow for further risk management contracts on anticipated volumes associated with new production arising from specific capital projects and acquisitions or to further protect cash flows for a specific period with approval of the Board.

ARC Resources Ltd.	23

ARC manages the risks associated with changes in commodity prices by entering into a variety of risk management contracts (see Risk Management Contracts section below). The following table illustrates the effects of movement in commodity prices on net income due to changes in the fair value of risk management contracts in place at December 31, 2013. The sensitivity is based on a US$10 increase and decrease in the price of West Texas Intermediate ("WTI"), a US$0.50 increase and decrease in the price of New York Mercantile Exchange ("NYMEX") natural gas, a five per cent increase and 10 per cent decrease in the Alberta natural gas trading price ("AECO") basis relative to NYMEX, and a Cdn$20 increase and Cdn$10 decrease in the Alberta Electric System Operator ("AESO") power price.

Sensitivity of Commodity Price Risk Management Contracts
	Increase in Commodity Price			Decrease in Commodity Price
	Crude Oil	Natural Gas	Electricity	Crude Oil	Natural Gas	Electricity
Net income increase (decrease)	(30.6)	(88.3)	9.9	26.6	122.9	(4.9)

ARC enters into physical commodity contracts in the normal course of business. These contracts are not derivatives and are treated as executory contracts, which are recognized at cost at the time of transaction.

Interest Rate Risk
ARC's policy is to manage its interest cost using a mix of both fixed and variable interest rates on its debt. Changes in interest rates could result in an increase or decrease in the amount ARC pays to service variable interest rate debt. Changes in interest rates could also result in fair value risk on ARC’s fixed rate senior notes. Fair value risk of the senior notes is mitigated due to the fact that ARC generally does not intend to settle its fixed rate debt prior to maturity.

If interest rates applicable to variable rate debt increased or decreased by one per cent, it is estimated that ARC's net income would change by approximately $0.8 million for the year ended December 31, 2013. This assumes that the change in interest rates is effective from the beginning of the year and the amount and proportion of variable interest rate debt remains constant from December 31, 2013.

Foreign Exchange Risk
North American oil and natural gas prices are based upon US dollar denominated commodity prices. As a result, the price received by Canadian producers is affected by the Cdn$/US$ foreign exchange rate that may fluctuate over time. In addition, ARC has US dollar denominated debt and interest obligations of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date.

The following table demonstrates the effect of exchange rate movements on net income due to changes in the fair value of risk management contracts in place at December 31, 2013 as well as the unrealized gain or loss on revaluation of outstanding US dollar denominated debt. The sensitivity is based on a $0.04 increase and $0.04 decrease in the Cdn$/US$ foreign exchange rate.

Sensitivity of Foreign Exchange Exposure	Increase in Cdn$/US$ rate	Decrease in Cdn$/US$ rate
Risk management contracts	(10.1)	12.1
US dollar denominated debt	(24.2)	24.2
Net income increase (decrease)	(34.3)	36.3

Increases and decreases in foreign exchange rates applicable to US dollar denominated payables and receivables would have a nominal impact on ARC’s net income for the period ended December 31, 2013.

ARC Resources Ltd.	24

Risk Management Contracts
The following is a summary of all risk management contracts in place, excluding premiums, as at December 31, 2013. Risk management contract premiums have been disclosed as commitments in Note 19.

Financial WTI Crude Oil Contracts (1)
			Volume	Bought Put	Sold Put	Sold Call
Term		Contract	bbl/d	US$/bbl	US$/bbl	US$/bbl
1-Jan-14	30-Jun-14	3-Way	2,500	90.00	70.00	100.00
1-Jan-14	30-Jun-14	Collar	2,500	90.00	—	100.00
1-Jan-14	31-Dec-14	Collar	5,000	90.00	—	100.00
1-Jul-14	31-Dec-14	3-Way	5,000	90.00	70.00	100.00
(1)	Settled on the monthly average price.

Financial WTI Crude Oil Swap Contracts (2)
			Volume	Sold Swap
Term		Contract	bbl/d	US$/bbl
1-Jan-14	30-Jun-14	Swap	8,000	93.10
(2)	Settled on the monthly average price.

Financial WTI Crude Oil First vs Second Month Calendar Spread Contracts (3)
			Volume	Spread
Term		Contract	bbl/d	US$/bbl
1-Jan-14	31-Dec-14	Swap	4,000	0.51
1-Jan-14	31-Dec-14	Put	2,000	0.40
(3)	ARC receives the second delivery month contract average plus the calendar spread; ARC pays the prompt contract monthly average.

ARC Resources Ltd.	25

Financial NYMEX Natural Gas Swap Contracts (4)
			Volume	Sold Swap
Term		Contract	mmbtu/d	US$/mmbtu
1-Jan-14	31-Dec-14	Swap	80,000	4.00
(4)	NYMEX Henry Hub "Last Day" Settlement.

Financial NYMEX Natural Gas Contracts (5)
			Volume	Bought Put	Sold Call
Term		Contract	mmbtu/d	US$/mmbtu	US$/mmbtu
1-Jan-14	31-Mar-14	Collar	60,000	4.00	5.00
1-Jan-14	31-Mar-14	Collar	20,000	4.00	4.75
1-Jan-14	31-Mar-14	Collar	50,000	4.00	4.50
1-Apr-14	31-Dec-14	Collar	10,000	4.00	5.00
1-Apr-14	31-Dec-14	Collar	30,000	4.00	4.50
1-Apr-14	31-Dec-14	Collar	90,000	4.00	4.25
1-Jan-15	31-Dec-15	Collar	30,000	4.00	4.75
1-Jan-15	31-Dec-15	Collar	60,000	4.00	5.00
1-Jan-15	31-Dec-17	Collar	10,000	4.00	4.50
1-Jan-16	31-Dec-17	Collar	90,000	4.00	5.00
1-Jan-18	31-Dec-18	Collar	50,000	4.00	5.00
(5)	NYMEX Henry Hub "Last Day" Settlement

Financial AECO Basis Swap Contracts
			Volume	Ratio Sold Swap %
Term		Contract	mmbtu/d	AECO/NYMEX (6)
1-Jan-14	31-Jan-14	Swap	90,000	89.8
1-Feb-14	31-Mar-14	Swap	130,000	89.8
1-Apr-14	31-Dec-14	Swap	190,000	89.8
1-Jan-15	31-Dec-17	Swap	130,000	90.5
1-Jan-18	30-Jun-18	Swap	20,000	89.9
(6)	ARC receives NYMEX price based on Last Day settlement multiplied by AECO/NYMEX US$/mmbtu ratio; ARC pays AECO (7a) monthly index US$/mmbtu.

ARC Resources Ltd.	26

Foreign Exchange Contracts (7)
			Volume	Bought Put	Sold Put	Sold Call
Term		Contract	US$ millions/month	Cdn$/US$	Cdn$/US$	Cdn$/US$
1-Jan-14	30-Jun-14	Put Spread	2.0	1.0637	1.0125	—
1-Jan-14	31-Dec-14	Collar	29.0	1.0410	—	1.0810
1-Jan-14	31-Dec-14	Put Spread	2.0	1.0600	1.0200	—
1-Jan-15	31-Dec-15	Collar	2.0	1.0400	—	1.0925
(7)	Prices for foreign exchange contracts are averages for multiple periods.

Foreign Exchange Swap Contracts (8)
			Volume	Sold Swap	Limit Price (9)
Term		Contract	US$ millions/month	Cdn$/US$	Cdn$/US$
1-Jan-14	30-Jun-14	Swap	4.0	1.0621	—
1-Jan-14	31-Dec-14	Swap	2.0	1.0505	—
1-Jan-14	31-Dec-14	Limit Swap	8.0	1.0456	1.1163
1-Jan-15	31-Dec-15	Limit Swap	2.0	1.0525	1.1350
(8)	Prices for foreign exchange contracts are averages for multiple periods.
(9)	Swap with upside participation up to the limit; above which, settlement will occur at swap price.

ARC Resources Ltd.	27

Financial Electricity Heat Rate Contracts (10)
			Volume	Heat Rate
Term		Contract	MWh	GJ/MWh
1-Jan-14	31-Dec-17	Heat Rate Swap	20	13.71
(10)	ARC pays AECO Monthly (5a) x Heat Rate; ARC receives floating AESO Power Price.

At December 31, 2013, the net fair value associated with ARC’s risk management contracts was a net asset of $52.1 million ($21.8 million net asset at December 31, 2012). ARC recorded gains on its risk management contracts of $46.3 million for the year ended December 31, 2013 in its statements of income (gain of $80.6 million for the year ended December 31, 2012).

16.	INCOME TAXES

The major components of income tax expense for the years ended December 31, 2013 and 2012 were as follows:

	December 31, 2013	December 31, 2012
Current:
Current year	24.7	29.7
Adjustments for prior years	(8.4)	0.2
	16.3	29.9
Deferred:
Origination and reversal of temporary differences	55.5	16.5
Adjustments for prior years	10.7	2.8
Changes in tax rates and legislation	11.7	—
	77.9	19.3
Total provision for income taxes	94.2	49.2

The tax provision differs from the amount computed by applying the combined Canadian federal and provincial statutory income tax rates to income before deferred income tax expense as follows:

	December 31, 2013	December 31, 2012
Income before tax	334.9	188.4
Canadian statutory rate (1)	25.5%	25.0%
Expected income tax expense at statutory rates	85.3	47.1
Effect on income tax of:
Effect of change in corporate tax rate	11.7	—
Non-deductible portion of unrealized loss on foreign exchange	7.2	0.1
Change in estimated pool balances	(8.2)	2.8
Other	(1.8)	(0.8)
Total provision for income taxes	94.2	49.2
(1)
The tax rate consists of the combined federal and provincial statutory tax rates for the Company and its subsidiaries for the years ended December 31, 2013 and December 31, 2012. The general combined federal and provincial tax rate increased to 25.5 per cent in 2013 from 25 per cent in 2012 primarily due to the BC provincial rate increasing from 10 per cent in 2012 to 11 per cent effective April 1, 2013.

ARC Resources Ltd.	28

	December 31, 2013	December 31, 2012
Deferred tax liabilities:
PP&E in excess of tax value	731.3	651.9
Risk management contracts	16.8	8.2
Long-term debt	—	6.1
Partnership deferral	—	12.9

Deferred tax assets:
Asset retirement obligations	(121.5)	(133.6)
Long-term debt	(0.9)	—
Risk management contracts	(3.4)	(2.7)
Long-term incentive compensation expense	(17.4)	(13.1)
Other	(4.7)	(7.4)
Deferred taxes	600.2	522.3

At December 31, 2013, the petroleum and natural gas properties and facilities owned by ARC have an approximate federal tax basis of $2.3 billion ($2.4 billion in 2012) available for future use as deductions from taxable income.

The following is a summary of the estimated ARC tax pools:

	December 31, 2013	December 31, 2012
Canadian oil and gas property expense (1)	718.2	826.0
Canadian development expense (1)	862.5	875.8
Canadian exploration expense (1)	—	22.9
Undepreciated capital cost	740.0	595.8
Other	18.8	29.3
Total federal tax pools	2,339.5	2,349.8
Additional Alberta tax pools	23.3	28.1
(1)
The December 31, 2012 comparative tax pools presented above include a deferral of partnership income of $51.6 million inherent in the income tax calculation for the year ended December 31, 2012. That deferral, as available under Canadian income tax legislation utilized $118 million of the 2012 income tax pools shown in the table above. During the year ended December 31, 2013, ARC changed the year-end of its wholly-owned partnership to December 31, eliminating any deferral of partnership income.

A deferred tax liability has not been recognized in respect of temporary differences associated with the investment in the partnership, as it is not likely that such temporary differences will reverse in the foreseeable future. The taxable temporary differences associated with the investment in the partnership at December 31, 2013 are approximately $3 billion ($2.6 billion at December 31, 2012).

17.	SHAREHOLDERS’ CAPITAL

ARC is authorized to issue an unlimited number of no par value common shares and 50 million preferred shares without nominal or par value. Common shares carry one vote per share and carry the right to dividends. Preferred shares may be issued in series with rights and conditions to be determined by ARC's Board of Directors prior to issuance and subject to the Company’s articles. There are no outstanding preferred shares as at December 31, 2013 or 2012.

ARC Resources Ltd.	29

(thousands of shares)	Year Ended December 31, 2013	Year Ended December 31, 2012
Common shares, beginning of period	308,888	288,895
Equity offering	—	14,588
Dividend reinvestment program	4,611	5,405
Stock dividend program	568	—
Common shares, end of period	314,067	308,888

Net income per common share has been determined based on the following:

(thousands of shares)	Year Ended December 31, 2013	Year Ended December 31, 2012
Weighted average common shares	311,537	297,161
Dilutive impact of share options	361	81
Weighted average common shares - diluted	311,898	297,242

On May 15, 2013 at the Annual and Special Meeting of Shareholders, ARC shareholders passed a special resolution in respect of ARC common shares such that ARC may issue common shares as payment of all or any portion of dividends declared on common shares (the "Stock Dividend Program"). The Stock Dividend Program allows shareholders to accumulate additional common shares issued from treasury at an effective five per cent discount to the current market price.

Alternatively, shareholders may continue to elect to reinvest their cash dividends into additional common shares of ARC pursuant to the Dividend Reinvestment Program ("DRIP"), which also allows shareholders to acquire shares from treasury at an effective five per cent discount. Participation in the Stock Dividend Program and DRIP is optional; shareholders who do not wish to participate in either plan continue to receive cash dividends.

Also on May 15, 2013, an amendment was passed to discontinue the optional common share purchase component of the DRIP.

Dividends declared for the years ended December 31, 2013 and 2012 were $1.20 per common share.

On January 16, 2014, the Board of Directors declared a dividend of $0.10 per common share, payable in cash or common shares under the Stock Dividend Program, to shareholders of record on January 31, 2014. The dividend payment date is February 18, 2014. Of the $31.4 million in dividends payable at December 31, 2013, $2.6 million is payable in common shares under the Stock Dividend Program (2012 - nil).

18.	LONG-TERM INCENTIVE PLANS

RSU & PSU Plan

ARC’s share-based long-term incentive plan (RSU & PSU Plan) results in employees, officers and directors (the “plan participants”) receiving cash compensation in relation to the value of a specified number of underlying notional share units. The RSU & PSU Plan consists of RSUs for which the number of share units is fixed and will vest evenly over a period of three years and PSUs for which the number of share units is variable and will vest at the end of three years.

Upon vesting of the RSUs, the plan participant receives a cash payment based on the fair value of the underlying share units plus all dividends accrued since the grant date. The cash compensation of the PSUs issued upon vesting is further dependent upon an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier. The performance multiplier is calculated using the percentile rank of ARC’s Total Shareholder Return relative to its peers and can result in cash compensation issued upon vesting of the PSUs ranging from zero to two times the value of the PSUs originally granted.

DSU Plan
ARC offers a DSU Plan to non-employee directors, under which each director receives a minimum of 55 per cent of their total annual remuneration in the form of DSUs. Each DSU fully vests on the date of grant, but is distributed only when the director has ceased to be a member of the Board of Directors of the Company. Compensation expense associated with the DSU Plan is based on the fair value of DSUs at the date of grant, adjusted to the current fair value of outstanding awards at each period end. Units are settled in cash based on the common share price plus accrued dividends.

ARC Resources Ltd.	30

The following table summarizes the RSU, PSU and DSU movement for the years ended December 31, 2013 and 2012:

(number of units, thousands)	RSUs	PSUs	DSUs
Balance, January 1, 2012	852	1,445	64
Granted	354	572	70
Distributed	(443)	(517)	—
Forfeited	(67)	(99)	—
Balance, December 31, 2012	696	1,401	134
Granted	346	577	57
Distributed	(349)	(379)	(32)
Forfeited	(55)	(107)	—
Balance, December 31, 2013	638	1,492	159

Compensation charges relating to the RSU, PSU and DSU Plans can be reconciled as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012
General and administrative expense	38.7	32.4
Operating expense	5.3	4.8
PP&E	6.5	3.4
Total compensation charges	50.5	40.6
Cash payments	33.7	40.9

At December 31, 2013, $42.6 million of compensation amounts payable were included in accounts payable and accrued liabilities on the balance sheet ($28.6 million at December 31, 2012), and $26.1 million was included in long-term incentive compensation liability ($24.5 million at December 31, 2012). A recoverable amount of $0.6 million was included in accounts receivable at December 31, 2013 ($0.8 million at December 31, 2012).

Share Option Plan
Share options are granted to officers, certain employees and certain consultants of ARC which vest evenly on the fourth and fifth anniversary of their grant date and have a maximum term of seven years. The option holder has the right to exercise the options and purchase common shares at the original grant price or at a reduced exercise price, equal to the grant price less all dividends paid subsequent to the grant date and prior to the exercise date.

ARC estimates the fair value of share options granted using a binomial-lattice option pricing model. The grant date fair values of the share option plans were $3.6 million, or $8.40 per option outstanding for the 2011 grant, $5.5 million, or $5.25 per option outstanding for the 2012 grant, and $5.6 million, or $7.87 per option outstanding for the 2013 grant. The first vesting is expected to occur on March 24, 2015. The following assumptions were used to arrive at the estimated fair value at the date of the options grants:

	Year Ended December 31, 2013	Year Ended December 31, 2012
Grant date share price ($)	20.20 - 27.15	20.20 - 27.11
Exercise price ($) (1)	18.40 - 26.55	19.60 - 25.01
Expected annual dividends ($)	1.20	1.20
Expected volatility (%) (2)	37.00 - 38.00	37.00 - 38.00
Risk-free interest rate (%)	1.39 - 2.61	1.39 - 2.61
Expected life of share option (3)	5.5 to 6 years	5.5 to 6 years
(1)	Exercise price is reduced monthly by the amount of dividend declared.
(2)	Expected volatility is determined by the average price volatility of the common shares/trust units over the past seven years.
(3)	Expected life of the share option is calculated as the mid-point between vesting date and expiry.

ARC recorded compensation expense of $1.9 million and $1 million relating to the share option plan for the years ended December 31, 2013 and 2012, respectively. During 2013, $0.2 million of direct and incremental share option expenses were capitalized to PP&E (2012 - $0.2 million).

ARC Resources Ltd.	31

The number of share options outstanding and related exercise prices for the years ended December 31, 2013 are as follows:

	Share Options (number of units, thousands)	Weighted Average Exercise Price ($)
Balance, January 1, 2012	419	26.21
Granted	1,056	20.20
Forfeited	(55)	23.69
Balance, December 31, 2012	1,420	21.06
Granted	713	27.15
Forfeited	(111)	22.13
Balance, December 31, 2013	2,022	22.12
Exercisable, December 31, 2013	—	—

ARC Resources Ltd.	32

19.	COMMITMENTS AND CONTINGENCIES

The following is a summary of ARC’s contractual obligations and commitments as at December 31, 2013:

	Payments Due by Period
	1 Year	2-3 Years	4-5 Years	Beyond 5 Years	Total
Debt repayments (1)	42.1	91.7	209.5	558.0	901.3
Interest payments (2)	36.8	65.6	55.5	75.0	232.9
Reclamation fund contributions (3)	3.7	6.7	6.2	51.3	67.9
Purchase commitments	32.1	29.4	17.5	12.7	91.7
Transportation commitments	51.3	79.9	54.5	99.0	284.7
Operating leases	15.3	28.5	26.7	69.6	140.1
Risk management contract premiums (4)	3.0	5.1	2.3	—	10.4
Total contractual obligations and commitments	184.3	306.9	372.2	865.6	1,729.0
(1)	Long-term and current portion of long-term debt.
(2)	Fixed interest payments on senior notes.
(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.
(4)	Fixed premiums to be paid in future periods on certain commodity risk management contracts.

In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 15). As the premiums are related to the underlying risk management contracts, they have been recorded at fair market value at December 31, 2013 on the balance sheet as part of risk management contracts.

ARC enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the expenditures in a future period.

ARC is involved in litigation and claims arising in the normal course of operations. Such claims are not expected to have a material impact on ARC’s results of operations or cash flows.

20.	RELATED PARTIES

Interest in Partnership
ARC owns a 99.99% interest in the ARC Resources General Partnership. The other 0.01% of the partnership is owned by 1504793 Alberta Ltd, a 100% owned subsidiary of ARC. ARC’s oil and gas properties are owned and administered by the partnership. ARC is also the sole beneficiary of the Redwater A&R Trust, which administers the reclamation fund on ARC’s behalf.

Key Management Personnel Compensation
ARC has determined that the key management personnel of ARC consists of its officers and directors. Short-term benefits are comprised of salaries and directors fees, annual bonuses, and other benefits. In addition, the Company provides share-based compensation to its key management personnel under the long-term incentive plans and the officers participate in ARC’s share option plan. The compensation included in general and administrative expenses relating to key management personnel for the year is as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012
Short-term benefits	9.8	13.3
Share-based payments	26.0	21.8
Total key management personnel compensation	35.8	35.1

ARC Resources Ltd.	33

21.	SUPPLEMENTAL DISCLOSURES

Presentation in the Statements of Income
ARC’s statements of income are prepared primarily by nature of item, with the exception of employee compensation costs which are included in both the operating and general and administrative expense line items.

The following table details the amount of total employee compensation costs included in the operating and general and administrative expense line items in the statements of income:

	Year Ended December 31, 2013	Year Ended December 31, 2012
Operating	33.0	28.9
General and administrative	95.6	88.5
Total employee compensation costs	128.6	117.4

Cash Flow Statement Presentation
The following tables provide a detailed breakdown of certain line items contained within cash flow from operating activities:

Change in Non-Cash Working Capital	Year Ended December 31, 2013	Year Ended December 31, 2012
Accounts receivable	(12.2)	4.1
Accounts payable and accrued liabilities	(23.6)	(4.1)
Prepaid expenses	(2.5)	1.2
Total	(38.3)	1.2
Relating to:
Operating activities	(43.5)	(5.7)
Investing activities	5.2	6.9
Total change in non-cash working capital	(38.3)	1.2

Other Non-Cash Items	Year Ended December 31, 2013	Year Ended December 31, 2012
Non-cash lease inducement	(1.9)	(2.2)
Loss (gain) on short-term investment	(1.9)	1.6
Share option expense	1.9	1.0
Total other non-cash items	(1.9)	0.4

Net Change in Other Liabilities	Year Ended December 31, 2013	Year Ended December 31, 2012
Long-term incentive compensation liability	1.6	6.0
Risk management contracts	0.3	(4.7)
Asset retirement obligations	(18.5)	(11.9)
Total net change in other liabilities	(16.6)	(10.6)

ARC Resources Ltd.	34